April 7, 2006



Mail Stop 4561

Mr. Marty E. Adams
Chairman, President, and Chief Executive Officer
Sky Financial Group, Inc.
221 South Church Street
Bowling Green, Ohio 43402


Re:	Sky Financial Group, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2005
	Filed February 23, 2006
	File Number: 001-14473


Dear Mr. Adams:

      We have reviewed your filing and have the following comments.
Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *











Form 10-K, filed February 23, 2006

Note 1 - Summary of Significant Accounting Policies

Stock-Based Compensation, page 39

1. We note that you adopted the provisions of SFAS 123(R) in 2005 by applying the modified retrospective method. You disclose that the 2005 compensation expense that would have been recorded for options granted in 2005 to retirement eligible employees would have increased your expense recognition by $1,022. Please explain in your response letter the following:

* Quantify the stock options granted to retirement eligible employees prior to 2005 that are outstanding as of the date you adopted SFAS 123(R);
* Tell us if, as a result of the adoption of SFAS 123(R), you recognized accelerated compensation expense for these awards; and
* Provide authoritative guidance to support your accounting.


Note 10 - Derivative Instruments and Hedging Activities, page 48

2. We note that you have entered into interest rate swap agreements designated as both fair value and cash flow hedges to hedge your debt. For your fair value hedges, you disclose that because the hedging relationships are considered to be highly effective, changes in the fair value of the interest rate swaps exactly offset the corresponding changes in the hedged items and, as a result, the changes in the fair value do not result in any impact on net income.
For your cash flow hedges, your disclosure states that no ineffectiveness was recorded in income from continuing operations during 2005, 2004, or 2003. Please explain in your response letter the following:

* The terms of the debt which you hedged;
* The specific documented risk being hedged;
* The terms of the hedging instrument;
* How you determine that these hedging relationships met all of the criteria of paragraphs 20 - 21 and 28 - 29 of SFAS 133 to qualify as fair value and cash flow hedges, respectively; and
* How your hedges for which you use the short-cut method of assessing effectiveness, if applicable, meet each of the requirements of paragraph 68 of SFAS 133.



* * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz, Staff Accountant at (202) 551-
3484,
or me at (202) 551-3492, if you have questions regarding these comments.


      Sincerely,


      John P. Nolan
      Accounting Branch Chief
Mr. Marty E. Adams
Sky Financial Group, Inc.
April 7, 2006
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